SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Eyenovia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

30234E 104

(CUSIP Number)

Fred Eshelman

501 Fifth Avenue, Suite 1404

New York, NY 10017

917-289-1117

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 Pages)

Page 2 of 6 Pages

CUSIP No. 30234E 104

1	Names of Reporting Person. Fred Eshelman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,657,515 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,657,515 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,657,515 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 15.0%
14	Type of Reporting Person IN

(1)	Includes (i) 1,273,428 shares of common stock and 65,002 shares underlying options held by Fred Eshelman directly that are exercisable within 60 days of the date of this report and (ii) 319,085 shares of common stock held by Eshelman Ventures LLC. Fred Eshelman is the manager of Eshelman Ventures LLC and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Eshelman Ventures LLC.

Page 3 of 6 Pages

SCHEDULE 13D

This Schedule 13D is filed on behalf of Fred Eshelman (the “Reporting Person”).

Item 1.	Security and Issuer

Securities acquired: common stock, $0.0001 par value per share (“Common Stock”)

Issuer:    Eyenovia, Inc. (“Issuer”)

501 Fifth Avenue, Suite 1404

New York, NY 10017

Item 2.	Identity and Background

(a)	This statement is filed by Fred Eshelman, a member of the Issuer’s Board of Directors (“Board”).

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) The business address of the Reporting Person is 501 Fifth Avenue, Suite 1404, New York, NY 10017.

(c) The Reporting Person’s principal occupation is pharmaceutical executive manager.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a US citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

On January 29, 2018, 574,451 shares of Common Stock were issued to the Reporting Person upon automatic conversion of the Issuer’s Series A preferred stock at the time of the Issuer’s initial public offering (“IPO”). Such shares of Series A preferred stock were purchased with the Reporting Person’s personal funds on December 16, 2014 at a purchase price of $3.75 per share.

On January 29, 2018, 122,893 shares of Common Stock were issued to the Reporting Person upon automatic conversion of the Issuer’s Series B preferred stock at the time of the Issuer’s IPO. Such shares of Series B preferred stock were purchased with the Reporting Person’s personal funds on July 31, 2017 at a purchase price of $6.98 per share.

On January 29, 2018, 45,000 shares of Common Stock were issued to Eshelman Ventures LLC upon automatic conversion of the Issuer’s Series A preferred stock at the time of the Issuer’s IPO. Such shares of Series A preferred stock were purchased with Eshelman Ventures LLC’s working capital on December 16, 2014 at a purchase price of $3.75 per share.

On January 29, 2018, 217,854 shares of Common Stock were issued to Eshelman Ventures LLC upon automatic conversion of the Issuer’s Series A-2 preferred stock at the time of the Issuer’s IPO. Such shares of Series A-2 preferred stock were purchased with Eshelman Ventures LLC’s working capital on October 6, 2016 at a purchase price of $5.25 per share.

Page 4 of 6 Pages

On January 29, 2018, 56,231 shares of Common Stock were issued to Eshelman Ventures LLC upon automatic conversion of the Issuer’s Series B preferred stock at the time of the Issuer’s IPO. Such shares of Series B preferred stock were purchased with Eshelman Ventures LLC’s working capital on July 31, 2017 at a purchase price of $6.98 per share.

The Reporting Person is the manager of Eshelman Ventures LLC and, therefore, may be deemed to have beneficial ownership of the shares of Common Stock held by Eshelman Ventures LLC.

On January 29, 2018, the Reporting Person purchased 335,000 shares of Common Stock in the IPO at a purchase price of $10.00 per share.

65,002 shares of Common Stock underlying options that are exercisable within 60 days of the date of this report were issued to the Reporting Person as compensation for his services to the Issuer.

Item 4.	Purpose of the Transaction

The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (d) of Item 4, the Issuer’s Board is in the process of appointing two additional members to fill the vacancies of the Board in order to comply with the corporate governance requirements of The Nasdaq Stock Market and the Reporting Person currently serves as a member of the Board.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 9,936,771 shares of Common Stock outstanding as of February 8, 2018) are as follows:

a)		Amount beneficially owned: 1,657,515	Percentage: 15.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,657,515 (1)
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,657,515 (1)
	iv.	Shared power to dispose or to direct the disposition of:	0

(1)	Includes (i) 1,273,428 shares of Common Stock and 65,002 shares underlying options held by the Reporting Person directly that are exercisable within 60 days of the date of this report and (ii) 319,085 shares of Common Stock held by Eshelman Ventures LLC. The Reporting Person is the manager of Eshelman Ventures LLC and, therefore, may be deemed to have beneficial ownership of the shares of common stock held by Eshelman Ventures LLC.

(c) On January 29, 2018, 574,451 shares of Common Stock were issued to the Reporting Person upon automatic conversion of the Issuer’s Series A preferred stock at the time of the Issuer’s IPO.

On January 29, 2018, 122,893 shares of Common Stock were issued to the Reporting Person upon automatic conversion of the Issuer’s Series B preferred stock at the time of the Issuer’s IPO.

On January 29, 2018, 45,000 shares of Common Stock were issued to Eshelman Ventures LLC upon automatic conversion of the Issuer’s Series A preferred stock at the time of the Issuer’s IPO.

Page 5 of 6 Pages

On January 29, 2018, 217,854 shares of Common Stock were issued to Eshelman Ventures LLC upon automatic conversion of the Issuer’s Series A-2 preferred stock at the time of the Issuer’s IPO.

On January 29, 2018, 56,231 shares of Common Stock were issued to Eshelman Ventures LLC upon automatic conversion of the Issuer’s Series B preferred stock at the time of the Issuer’s IPO.

On January 29, 2018, the Reporting Person purchased 335,000 shares of Common Stock in the IPO at a purchase price of $10.00 per share.

Except as described herein, the Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On January 4, 2018, in connection with the Issuer’s IPO, the Reporting Person entered into a lock-up agreement with the underwriters of the IPO, pursuant to which he agreed that for a period of 180 days after January 24, 2018, or the lock-up period, subject to certain limited exceptions described below, he will not directly or indirectly, without the prior written consent of the underwriters offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any shares of the Common Stock (excluding shares purchased in the IPO) or any securities convertible into, or exercisable or exchangeable for, shares of the Common Stock. Certain limited transfers are permitted during the lock-up period if the transferee agrees to these lock-up restrictions.

The description of the lock-up agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.1 to this report and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Lock-Up Agreement between Fred Eshelman and the underwriters dated January 4, 2018

Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2018	/s/ Fred Eshelman
Fred Eshelman